Mail Stop 0510


      March 22, 2005

via U.S. mail and facsimile

Mr. Ben Catalano
President
ThrillTime Entertainment International, Inc.
322-4585 Canada Way
Burnaby, British Columbia, V5G 4L6


	RE: Form 20-F for the fiscal year ended July 31, 2004
                   File No. 0-29328

Dear Mr. Catalano:

		We have reviewed your response letter dated February 24, 2005 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR YEAR ENDED JULY 31, 2004

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

1. We have reviewed your response to comment 2. Please confirm that your response will be incorporated in future filings or provide us with a supplemental response of your proposed prospective disclosures.


Liquidity and Capital Resources

2. We have reviewed your response to comment 3. Please confirm that your response will be incorporated in future filings or provide us with a supplemental response of your proposed prospective disclosures. Please also incorporate where applicable the issues discussed under Current Situation in your response to our comment letter.

3. We have reviewed your response to comment 4. Please confirm that your response will be incorporated in future filings or provide us with a supplemental response of your proposed prospective disclosures.

Tabular Disclosure of Contractual Obligations

4. We have reviewed your response to comment 5. Please confirm that your response will be incorporated in future filings or provide us with a supplemental response of your proposed prospective disclosures.

Note 2.  (i) Revenue recognition

5. We have reviewed your response to comment 9. Please revise your revenue classifications in future filings to distinguish between sales of parts and other revenues and provide us with a supplemental response of your proposed prospective disclosures.


FORM 6-K FOR PERIOD ENDED JANUARY 31, 2005

Comments applicable to your interim filing

6. Please address the comments above in your interim filings as well.


*    *    *    *


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.


       If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 824-5524 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 942-1835 or, to the undersigned, at (202) 942-1774.

							Sincerely,




							Rufus Decker
							Accounting Branch Chief


??

??

??

??

Mr. Ben Catalano
March 22, 2005
Page 3 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE